UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

EQM Technologies & Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26884W105
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,581,754
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,581,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,581,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,581,754
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,581,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,581,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,581,754
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,581,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,581,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON B.R. Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,282,218
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,282,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,282,218
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,282,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Trust U/W Arnold Raynor FBO Daniel Raynor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 158,785
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 158,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Walter H. Barandiaran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722,897
	8	SHARED VOTING POWER 34,863,972
	9	SOLE DISPOSITIVE POWER 722,897
	10	SHARED DISPOSITIVE POWER 34,863,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,586,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Daniel Raynor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 307,500
	8	SHARED VOTING POWER 35,022,757
	9	SOLE DISPOSITIVE POWER 307,500
	10	SHARED DISPOSITIVE POWER 35,022,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,330,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 26884W105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 12, 2013, pursuant to the Purchase Agreement (as defined below), ACP II purchased 952,381 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Stock”), in exchange for 952,381 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Stock”).  The Series B Stock is convertible into such number of Shares equal to the quotient of (x) the aggregate stated value (initially $3.15) of the shares of Series B Stock being converted, divided by (y) the conversion price (initially $0.35) then in effect.  The conversion price is subject to anti-dilution adjustment in certain circumstances, as set forth in the Certificate of Designations of Series B Convertible Preferred Stock.  As of November 12, 2013, ACP II’s 952,381 shares of Series B Stock were convertible into 8,571,429 Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 12, 2013, ACP II entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which ACP II purchased 952,381 shares of Series B Stock from the Issuer in exchange for 952,381 shares of Series A Stock.  The description herein of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 41,473,570 Shares outstanding as of September 24, 2013, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 1, 2013.

As of the close of business on November 12, 2013, ACP II beneficially owned 33,581,754 Shares, constituting approximately 62.2% of the Shares outstanding.  By virtue of their relationships with ACP II discussed in further detail in Item 2, each of Argentum Investments, Argentum Partners and Messrs. Barandiaran and Raynor may be deemed to beneficially own the Shares beneficially owned by ACP II.

As of the close of business on November 12, 2013, ACP beneficially owned 1,282,218 Shares, constituting approximately 3.0% of the Shares outstanding.  By virtue of their relationships with ACP discussed in further detail in Item 2, each of B.R. Associates and Messrs. Barandiaran and Raynor may be deemed to beneficially own the Shares beneficially owned by ACP.

CUSIP NO. 26884W105

As of the close of business on November 12, 2013, Raynor Trust beneficially owned 158,785 Shares, constituting approximately 0.4% of the Shares outstanding.  By virtue of his relationship Raynor Trust discussed in further detail in Item 2, Mr. Raynor may be deemed to beneficially own the Shares beneficially owned by Raynor Trust.

As of the close of business on November 12, 2013, Mr. Barandiaran beneficially owned 35,586,869 Shares, constituting approximately 63.8% of the Shares outstanding.

As of the close of business on November 12, 2013, Mr. Raynor beneficially owned 35,330,257 Shares, constituting approximately 63.6% of the Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 12, 2013, ACP II and the Issuer entered into the Purchase Agreement as described in Item 4.

Holders of Series B Stock may at any time convert their shares of Series B Stock into Shares as described in Item 3.

Holders of Series B Stock are entitled to receive cumulative dividends at the rate of 5.0% per annum, compounded annually, of the stated value (“Preferred Dividends”).  Preferred Dividends are payable (i) whether or not declared by the Issuer’s Board of Directors upon (a) the completion of any public offering by the Issuer of its common stock, (b) any conversion by the holders of the Series B Stock, in whole or in part, with respect to the shares so converted, or (c) the liquidation, dissolution or winding up of the Issuer, and (ii) otherwise when and if declared by the Issuer’s Board of Directors.  Preferred Dividends are payable in cash or, at the election of any holder of Series B Stock, in such number of additional shares of Series B Stock equal to the amount of the Preferred Dividends divided by the stated value.

In the event of the occurrence, whether voluntary or involuntary, of any liquidation, dissolution or winding up of the affairs of the Issuer (a “Liquidity Event”), the holders of Series B Stock will be entitled to receive, out of assets of the Issuer available for distribution to its stockholders, the stated value per share of Series B Stock plus all accrued but unpaid Preferred Dividends before any payment may be made or any assets distributed to the holders of junior classes of the Issuer’s equity securities.

Holders of Series B Stock are entitled to vote their shares on an as-converted to common stock basis together with the holders of common stock at any regular, annual or special meeting of stockholders.  Additionally, the Issuer is not permitted to take certain corporate actions without the approval of holders of at least a majority of the shares of Series B Stock voting as a separate class, including but not limited to the following: (i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series B Stock; (ii) in any manner authorize, create or issue any class or series of capital stock, or reclassify any other class of the Issuer’s equity securities into shares of any class or series of capital stock (x) ranking, in any respect including, without limitation, as to payment of dividends, or distribution of assets, senior to or pari passu with the Series B Stock or (y) which in any manner adversely affects the holders of Series B Stock; (iii) increase or decrease the authorized number of shares of common stock or any class of preferred stock; (iv) issue any additional shares of Series B Stock; (v) effect or permit, or offer or agree to effect or permit, any transaction that would be deemed a Liquidity Event, a reorganization of the Issuer’s assets or a reclassification or recapitalization of the Issuer’s capital stock; (vi) acquire or dispose of any of the Issuer’s assets that have, individually or in the aggregate, a value in excess of $500,000; (vii) hire or terminate the Issuer’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President; (viii) change the number of directors constituting the whole of the Issuer’s Board of Directors; and (ix) incur any indebtedness, including, without limitation, any lease financing, accounts receivable-based financing arrangements and debt with equity features, in excess of an aggregate of $500,000.

CUSIP NO. 26884W105

The description herein of the material terms of the Series B Stock does not purport to be complete and is qualified in its entirety by reference to the “Certificate of Designations of Series B Convertible Preferred Stock”, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1
Securities Purchase Agreement, dated as of November 12, 2013, by and between Argentum Capital Partners II, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2013).

99.2	Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2013).

CUSIP NO. 26884W105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 14, 2013

ARGENTUM INVESTMENTS, LLC

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	Managing Member

ARGENTUM PARTNERS II, LLC

By:	Argentum Investments, LLC,
its Managing Member

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	Managing Member

ARGENTUM CAPITAL PARTNERS II, L.P.

By:	Argentum Partners II, LLC,
its General Partner

By:	Argentum Investments, LLC,
its Managing Member

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	Managing Member

B.R. ASSOCIATES, INC.

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	President

CUSIP NO. 26884W105

ARGENTUM CAPITAL PARTNERS, L.P.

By:	B.R. Associates, Inc.,
its General Partner

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	President

TRUST U/W ARNOLD RAYNOR FBO DANIEL RAYNOR

By:	/s/ Daniel Raynor
Name:	Daniel Raynor
Title:	Trustee

/s/ Walter H. Barandiaran
WALTER H. BARANDIARAN

/s/ Daniel Raynor
DANIEL RAYNOR